UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Increase of Quantum Investment Fund

SEALSQ Corp (“SEALSQ” or the “Company”) has announced that it increased its Quantum Investment Fund from $35 million to over $100 million. SEALSQ’s expanded Quantum Investment Fund is being deployed with the goal of accelerating the convergence of Quantum-resilient hardware, PQC algorithms, secure satellite and terrestrial communications, blockchain-backed identity systems, and AI-enhanced hardware security modules.

The Company has made the following strategic investments as part of its Quantum Investment Fund:

-	In Spain, the Company, along with its parent company, WISeKey International Holding AG, (“WISeKey”), has committed approximately $12 million to develop a Post-Quantum Semiconductor Personalization and Test Center in Murcia, supported by €20 million from the Spanish government’s SETT.ES program.
-	In Switzerland, a $3.5 million investment in WeCan Group aims to integrate PQC-secured blockchain identity capabilities into financial and enterprise systems. SEALSQ has also deployed $10 million into WISeSat.Space with the aim to further develop its satellite constellation to deliver Post-Quantum encrypted global communications, enabling secure connectivity across the Quantum Corridor’s terrestrial and space-based nodes.
-	In France, the acquisition of IC’Alps for a total consideration valued at approximately $14 million enhances SEALSQ’s ability to develop custom Quantum-ready silicon optimized for algorithms such as CRYSTALS-Kyber. In addition, an investment in French startup ColibriTD brings QKD and hybrid PQC capabilities into SEALSQ’s architecture, strengthening the end-to-end secure communication needed for Europe’s Quantum future.
-	In the United States, the Company has made a strategic investment in EeroQ, a U.S.-based quantum chip design company pioneering a breakthrough approach to building a quantum computer using electrons on helium (eHe).

Forward-Looking Statements

This Current Report on Form 6-K expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the timing of the launch of key products; SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC. SEALSQ Corp is providing this Current Report on Form 6-K as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2025	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer